# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Minim, Inc., CIK 0001467761
CUSIP: 60365W102
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 848 Elm Street, 2nd Floor, Manchester, New Hampshire (NH), 03101
Date of event which requires filing of this statement: 12/26/2024
Amends the filing with accession number 0001144204-19-025590
Filed by CIK 0001776446
Persons authorized to receive notices and communications: Megan Ward, Orbit Group LLC, 848 Elm Street, 2nd Floor, Manchester, New Hampshire (NH), 03101, (603) 943-0020

## Reporting persons
- Jeremy P. Hitchcock (CIK 0001776446): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Elizabeth Cash Hitchcock (CIK 0001776451): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Orbit Group LLC (CIK 0001620226): type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hitchcock Capital Partners, LLC (CIK 0001776464): type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Zulu Holdings LLC (CIK 0001776468): type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Slingshot Capital, LLC: type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Minim, Inc.
Comment:
Amendment No. 25 to Schedule 13D

This Amendment is being filed by Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC ("Orbit"), Hitchcock Capital Partners, LLC ("HCP"), Zulu Holdings LLC ("Zulu"), Slingshot Capital, LLC ("Slingshot") and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934. The stockholders group (the "Group") is comprised of Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit, HCP, Zulu and Slingshot.

This Amendment further amends the Schedule 13D filed on May 3, 2019, and Amendments 1 through 24 that have been filed with respect thereto (collectively, the "Schedule 13D").

Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D as amended hereby.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,585,081 shares of Common Stock outstanding as of November 14, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission (the "SEC") on November 19, 2024. As of the close of business on December 31, 2024, the Reporting Person beneficially owned 0 Shares. Percentage: 0 %.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by the Reporting Person during the past sixty days are set forth in more detail in Item 6.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended and supplemented by the addition of the following at the end of Item 6:

On December 26, 2024, the Reporting Person entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with David E. Lazar purchaser, pursuant to which the Reporting Person agreed to sell an aggregate of 1,447,259 Shares for an aggregate sales price of $49,998. The Reporting Person previously held shared voting power over these Shares pursuant to the Voting Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement among Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC, Hitchcock Capital Partners, LLC, Zulu Holdings LLC and Slingshot Capital, LLC dated as of December 8, 2023 (incorporated by reference to Exhibit 99.1 to Amendment No. 22 to Schedule 13D filed on December 11, 2023).

## Signatures
- Jeremy P. Hitchcock: /s/ Jeremy Hitchcock, Jeremy P. Hitchcock (01/15/2025)
- Elizabeth Cash Hitchcock: /s/ Elizabeth Hitchcock, Elizabeth Cash Hitchcock (01/15/2025)
- Orbit Group LLC: /s/ Jeremy Hitchcock, Jeremy P. Hitchcock / Manager (01/15/2025)
- Hitchcock Capital Partners, LLC: /s/ Jeremy Hitchcock, Jeremy Hitchcock / Manager (01/15/2025)
- Zulu Holdings LLC: /s/ Jeremy P. Hitchcock, Jeremy P. Hitchcock / Manager (01/15/2025)
- Slingshot Capital, LLC: /s/ Jeremy P. Hitchcock, Jeremy P. Hitchcock / Manager (01/15/2025)